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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Vintage Petroleum, Inc.

(Name of Issuer)

Common Stock, par value $.005 per share

(Title of Class of Securities)

927460-10-5

(Cusip Number)

Thomas Boone Pickens, Jr.
260 Preston Commons West
8117 Preston Road
Dallas, Texas 75225
(214) 265-4165

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 18, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Please Send Copies of Notices and Communications to:

Taylor H. Wilson, Esq.
Haynes and Boone, LLP
901 Main Street, Suite 3100
Dallas, Texas 75202
(214) 651-5615

CUSIP No. 927460-10-5

1.	Name of Reporting Person: BP Capital Energy Equity Fund, L.P., a Delaware limited partnership		I.R.S. Identification Nos. of above persons (entities only): 75-2948254

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 2,874,904

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 2,874,904

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,499,800

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.5%(1)

14.	Type of Reporting Person (See Instructions): PN

(1) Based on a total of 63,320,272 Shares outstanding on November 13, 2002, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2002.

CUSIP No. 927460-10-5

1.	Name of Reporting Person: BP Capital Energy Equity International Holdings I, L.P., a Delaware limited partnership		I.R.S. Identification Nos. of above persons (entities only): 75-2958603

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 624,896

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 624,896

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,499,800

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.5%(1)

14.	Type of Reporting Person (See Instructions): PN

(1) Based on a total of 63,320,272 Shares outstanding on November 13, 2002, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2002.

This Amendment No. 5 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D filed on March 25, 2002 (the “Original Filing”), as amended on May 15, 2002, September 17, 2002, October 21, 2002, and January 7, 2003, by BP Capital Energy Equity Fund, L.P. (“Energy”) and BP Capital Energy Equity International Holdings I, L.P. (“International”), by furnishing the information set forth below. Energy and International are collectively defined in this Amendment as the "Filing Persons." Unless set forth below, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Original Filing, as amended.
Item 5.	Interest in Securities of the Issuer
Item 5 is hereby amended and restated in its entirety to read as follows:
“(a) The Filing Persons may be deemed to beneficially own 3,499,800 Shares (which is approximately 5.5% of the Shares outstanding on November 13, 2002, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002).
(b)

	Sole	Shared	Sole	Shared
	Voting	Voting	Dispositive	Dispositive
	Power	Power	Power	Power

BP Capital Energy Equity Fund, L.P.	2,874,904	0	2,874,904	0
BP Capital Energy Equity International Holdings I, L.P.	624,896	0	624,896	0

(c) All transactions in the Shares effected by the Filing Persons since the most recent filing of Schedule 13D are set forth in Schedule A.
(d) Not applicable.
(e) Not applicable.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 19, 2003

BP CAPITAL ENERGY EQUITY FUND, L.P.

By:	BP Capital Management, L.P., its general partner
By:	TBP Investments Management LLC, its general partner

	By:	/s/ Robert L. Stillwell

	Name:	Robert L. Stillwell
	Title:	Managing Director

BP CAPITAL ENERGY EQUITY INTERNATIONAL HOLDINGS I, L.P.

By:	BP Capital Management, L.P., its general partner
By:	TBP Investments Management LLC, its general partner

	By:	/s/ Robert L. Stillwell

	Name:	Robert L. Stillwell
	Title:	Managing Director

SCHEDULE A

RECENT TRANSACTIONS

Since the most recent filing of Schedule 13D, the only transactions in the Shares by the Filing Persons were the following sales: *

Date	Price	Energy	International

1/9/2003	$10.21	0	35,000
1/10/2003	$10.22	0	43,900
1/13/2003	$10.30	0	25,000
1/14/2003	$10.65	25,000	0
1/15/2003	$10.73	43,400	0
1/16/2003	$11.22	71,200	0
1/17/2003	$11.02	100,000	0
1/21/2003	$10.91	89,000	0
1/22/2003	$10.92	59,300	0
2/12/2003	$10.56	22,000	0
2/14/2003	$9.97	114,000	0
2/18/2003	$10.12	183,500	0

*	All such transactions were effectuated in the open market.